Exhibit 3.2

Section 2.9 of Article II of the Amended and Restated By-Laws of Orsus Xelent Technologies, Inc., as amended on February 28, 2007:

Section 2.9 Record Date

The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such record date to be not less than ten (10) nor more than sixty (60) days prior to such meeting.  In the absence of any action by the Board of Directors, the close of business on the date next preceding the day on which the notice is given will be the record date, or, if notice is waived, the close of business on the day next preceding the day on which the meeting is held will be the record date.